Resident in Atlanta Office
direct dial: (404) 572- 4571
Blanier@Pogolaw.com
July 17, 2006
VIA FEDERAL EXPRESS
Securities and Exchange Commission
Financial Services Group
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. Mark Webb, Legal Branch Chief

Re:	Citizens Effingham Bancshares, Inc.
Revised Preliminary Form of Proxy Statement on Schedule 14A and
Schedule 13E-3 filed by Citizens Effingham Bancshares, Inc.,
Harry H. Shearouse, Jon G. Burns, et al.
Filed June 7, 2006
File No. 333-07914
Ladies and Gentlemen:
     On behalf of our client, Citizens Effingham Bancshares, Inc. (“Citizens Effingham” or the “Company”), we are responding to the comments received from your office by letter dated July 10, 2006 with respect to the above-referenced Form of Proxy Statement and Schedule 13E-3. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A. We have annotated the marked copy of Amendment No. 3 to the Proxy Statement with cross-references to which comment we are responding.
General
1.	The proxy statement continues to be confusing in that it appears to characterize current rights and preferences as effects and benefits of the transaction. As previously requested, please revise.

We have revised the proxy statement as requested.

Securities and Exchange Commission
July 17, 2006

Summary Term Sheet, page 1
2.	Revise the “liquidation rights” bullet on page 2 to disclose the book value per share as of the latest practicable date.

We have revised the proxy statement as requested.
Effect of the Reclassification on Citizens Effingham, page 4
3.	It is confusing to give book value per share and earnings per share data without similarly providing the data including common share equivalents.

As per our discussion with Ms. Stephanie Hunsacker, there are no common share equivalents in this transaction.
4.	Revise the fifth bullet to indicate whether the $80,000 figure includes the $.50 per share expense.

We have revised the proxy statement as requested.
Fairness of the Reclassification or Going Private Transaction, page 5
5.	Although it mentions many things that do not change in the transaction, like book value or earnings per share, it fails to mention the major change, the loss of the ability to vote on directors. Please revise.

We have revised the proxy statement as requested.
6.	Revise the third bullet “book value...” to add “assuming no significant amounts are paid for dissenters shares” or similar language.

Based on our conversation with Ms. Hunsacker (see comment no. 3 above), we have deleted this bullet regarding the book value per common equivalent share.
Fair Value of Shares, page 6
7.	Revise the penultimate paragraph on page 7 to disclose the expected source for the funds and whether the Company will proceed if all shareholders who may dissent in fact do dissent (or indicate at what level the Company may not proceed).

We have revised the proxy statement as requested.

Securities and Exchange Commission
July 17, 2006

Effects of the Reclassification on Shareholders Generally, page 24
8.	It is confusing to suggest that preferred holders may receive more in dividends than common holders. If that is the intention, please state so clearly; if not, please make that clear.

We have revised the proxy statement as requested.
Accounting Issues
9.	Please provide us with your calculation of basic and diluted earnings per share on a pro forma basis for the three months ended March 31, 2006 and year ended December 31, 2005. If the numerator was not adjusted for purposes of these calculations, please tell us why.

The calculation of fully diluted EPS was revised to reflect the expense to common shareholders of the anticipated dividend that will be paid on the proposed preferred shares.
10.	Please tell us whether you are using the two-class method of computing amounts, as discussed in EITF 03-6. If you do not believe this guidance is applicable, please tell us why.

The two-class method under FASB 128 and EITF 03-6 was used in calculating pro forma earnings per share.
11.	Please tell us whether your calculations of pro forma earnings per share factor in the $0.50 cash compensation payment that will be made to the shareholders who receive preferred stock as part of the Reorganization. Please support the accounting literature you considered in researching your conclusion.

Our calculations of pro forma earnings per share do factor in the $.50 per share payment that will be made to the shareholders who receive preferred stock. We feel this is an expense to the Company and accordingly should be charged against the earnings of the Company. This transaction is merely an equity realignment and thus we feel the payment to those receiving preferred shares has no attributes that would dictate that it be treated as a capital expenditure.
* * *

Securities and Exchange Commission
July 17, 2006

     Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of assistance to you in the review process, please call me at (404) 572-4571. My fax number is (404) 572-6999.
Sincerely,
/s/ Beth Lanier
Beth Lanier
For Powell Goldstein LLP

cc:	Mr. Harry Shearhouse
Mr. Michael Lee
Mr. Frank Seaton